Exhibit 4.37

Ehave Commercial Confidential

SERVICES AGREEMENT

THIS AGREEMENT is dated for reference the 23rd day of April, 2018

BETWEEN:

Ehave, Inc. a company incorporated under the laws of the Province of Ontario and having its head office at 277 Lakeshore Road East, Suite 203, Oakville, Ontario, L6J 6J3 (the “Company”)

OF THE FIRST PART

AND:

Dianne Parsons, C.P.A, a sole-proprietor having its head at, 1215 Ironwood Court, Mississauga, Ontario, L5C 3R9, (the "Contractor"),

WHEREAS the Company is in the business of designing, developing, implementing and marketing software systems and related applications that provide bi-directional mobile and internet access to multiple data sources of patient clinical information (the “Business”), and;

AND WHEREAS the Company and the Contractor wish to enter into this Services Agreement under the terms and conditions herein;

AND WHEREAS the Contractor may acquire knowledge, experience and expertise, as well as detailed knowledge of the Company’s intellectual property, trade secrets and other property which is and shall be the property of the Company, and the disclosure, loss or, unauthorized use of which would substantially harm the business of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1 - INDEPENDENT CONTRACTOR

1.1 The Company hereby engages the Contractor as an independent contractor to provide services as Controller and CFO. These services will be provided on the basis of the required number of hours per week in response to specific requests for services generally in accordance with the scope of work described in Appendix A. The Contractor hereby accepts such engagement and agrees to provide such services to the best of its ability and in accordance with the terms and conditions of this Agreement.

1.2 The Contractor shall at all times be an independent contractor with control over the manner and means of its performance. The Contractor is not an employee, servant or agent of the Company and no partnership, joint venture or agency will be created or will be deemed to be created by this Agreement or by any action of the parties under this Agreement.

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1.3          The Contractor shall not be entitled to rights or privileges applicable to employees of the Company pursuant to this Agreement including, but not limited to, holidays and paid vacation which may be available from time to time between the Company and its employees.

1.4          The Contractor shall be responsible for deduction and remittance of all income tax due from him. The Company will pay HST on services labor to the Contractor. Contractor is expected to remit the HST paid to the Canada Revenue Agency (CRA).

1.5           If at any time the Canada Revenue Agency (CRA) or any other competent authority determines that the Contractor is an employee of the Company, then the Company shall immediately commence making all statutorily required withholdings and remittances in respect of payments to the Contractor.

1.6           The Company shall not be liable to the Contractor for any damages, liabilities, penalties, interest or costs caused to the Contractor for failure to make any statutorily required source deductions or payments in respect of payments made to the Contractor by the Company under this Agreement. The Contractor shall assume any and all financial and legal responsibility for Canadian tax payments and statutory deductions if any.

ARTICLE 2 - SERVICES

2.1           It is envisaged that the Contractor will work either on the Company’s premises or at its own premises as agreed from time to time. The Contractor shall provide such services as ordinarily performed by Controller and CFO and as prescribed from time to time by the Company CEO (the “Services”), to whom the Contractor reports and is accountable.

2.2           In providing the Services hereunder, the Contractor will provide Services to the Company on a time and materials basis (or under alternative arrangements by agreement with the Company), at the Contractor’s or the Company’s premises, at such specific times as shall be determined by the Company.

2.3           The Contractor represents and warrants that he is not subject to any contractual or other restriction or obligation that will in any way limit its activities on behalf of the Company. The Contractor hereby represents and warrants to the Company that he has no continuing obligations to any previous employer with respect to any previous invention, discovery or other item of intellectual property or which requires the Contractor not to disclose any information or data to the Company.

2.4           In performing the Services hereunder, the Contractor shall:

(a)	Act honestly and in good faith in what the Contractor reasonably believes to be in the best interests of the Company;

(b)	Exercise the degree of care, diligence and skill that a reasonable prudent Contractor would exercise in comparable circumstances; and

(c)	Generally use its best efforts to promote the business and interests of the Company.

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2.5           Each party shall indemnify and hold the other party harmless from and against all claims, losses, damages liabilities, costs and expenses (including without limitation reasonable attorneys’ fees) caused by reason of any injury sustained by any person or to any person or property by reason of the negligence or misconduct of such party or any of its agents, employees or representatives, and agrees to pay all sums to be paid or discharged in case of an action or any such damages or injuries.

ARTICLE 3 - CONFIDENTIAL INFORMATION

3.1           The Contractor acknowledges that as a Contractor of or to the Company, the Contractor will acquire information about the business (the “Business”) and affairs of the Company, some of which will include commercially valuable trade secrets, knowledge of intellectual property and other confidential or proprietary information (collectively called “Confidential Information”), including without limitation any Developments (as defined hereafter) and the following kinds of information concerning the Company and its Business:

(a)	Confidential sales and marketing information;

(b)	Confidential processes, techniques, know how, systems, methods, operating capabilities; and

(c)	New inventions, devices, discoveries, concepts, ideas, formulae, and improvements, enhancements and modifications thereto, whether patented or not,

3.2          For the purposes of this Agreement, Confidential Information does not include information that the Contractor establishes was, or is, already known to the public by means other than by reason of the breach of this Agreement by the Contractor.

3.3          The Contractor acknowledges that the Confidential Information, if revealed to others, could be used to the detriment of the Company. Accordingly, during the term of this Agreement and at any time thereafter, the Contractor agrees not to use any of the Confidential Information in a manner detrimental to the Company or to disclose in any manner any Confidential Information to any third party other than:

(a)	Its employees on a need-to-know basis;

(b)	To Company directors, officers, bankers, legal and financial advisors in the ordinary course of business;

(c)	Confidential Information that is required to be disclosed by law or by any governmental or regulatory authority having jurisdiction or in connection with any court proceedings.

3.4	The Contractor agrees that documents, copies, records and other materials made or received by the Contractor that pertain to the Business and affairs of the Company, including all Confidential Information and which the Contractor possesses or has under control are the property of the Company and the Contractor agrees to promptly return the same to the Company upon the Contractor ceasing to be a Contractor of the Company or at any time upon the request of the Company.

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3.5	The Contractor agrees that the Confidential Information is and will remain the exclusive property of the Company. The Contractor also agrees that the Confidential Information:

(a)	Constitutes a proprietary right which the Company is entitled to protect; and

(b)	Constitutes information and knowledge not generally known to the trade.

3.6          The Contractor understands that the Company has from time to time in its possession information belonging to others or which is claimed by others to be confidential or proprietary and which the Company has agreed to keep confidential. The Contractor agrees that all such information shall be Confidential Information for the purposes of this Agreement.

3.7          For purposes of the copyright laws of Canada and the United States of America, to the extent, if any, that such laws are applicable to any Confidential Information, it shall be considered a work made for hire.

3.8          The Contractor acknowledges and agrees that any Confidential Information disclosed to the Contractor is in the strictest confidence and the Contractor agrees to maintain and hold in strict confidence all Confidential Information disclosed to him or her. The disclosure of any such Confidential Information by the Contractor in any form whatsoever except as authorized by the Company or permitted under section 3.3 of this Agreement is and shall be considered a fundamental breach of the Contractor’s services arrangement and shall entitle the Company to immediately terminate this Agreement.

3.9          The provisions of this Article 3 shall survive termination of this Agreement for a period of three (3) years.

ARTICLE - 4 - PROPRIETARY RIGHTS

4.1          For the purposes of this Agreement, “Development” or “Developments” includes, without limitation all:

(a)	Enhancements, modifications, additions or other improvements to the intellectual property or assets owned, licensed, sold, marketed or used by any of the Company in connection with the Business;

(b)	Patents, copyrights, trade-marks, trade names, business names, logos, design marks and other proprietary marks; and

(c)	Inventions, devices, discoveries, concepts, ideas, formulae, know how, processes, techniques, systems, methods and any and all improvements, enhancements and modifications thereto, whether patented or not;

Developed, created, generated, contributed to or reduced by practice by the Contractor alone or jointly with others while he is a Contractor to the Company and which results from services performed by the Contractor to or for the Company whether or not conceived, developed, reduced to practice or made during the Contractor’s working hours or on the premises of the Company or which results from the use of the premises or property (including equipment, supplies or Confidential Information) owned, used, leased or licensed by the Company or which reasonably relates to the Business.

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4.2          The Contractor agrees to make full disclosure to the Company of each Development, promptly upon its creation. If required by the Company, the Contractor will disclose in writing in a logbook or such other form of device provided for such purpose by the Company, the details of all Developments that the Contractor is involved with or responsible for. The Contractor hereby irrevocably assigns and transfers to the Company and agrees that the Company will be the exclusive owner of, all of the Contractor’s right title and interest in and to each Development throughout the world, including all trade secret, patent, copyright, trade-mark, industrial design, and all other intellectual property rights of any kind therein. The Contractor agrees to co-operate fully at all times during and subsequent to the Contractor’s tenure with the Company with respect to the execution of all further documents and the carrying out of all such acts and things as are reasonably requested by any Company to confirm the transfer of ownership of all rights, including all intellectual property rights, effective at or after the time the Development is created and to apply for and obtain patent, copyright, industrial design, trademark and other intellectual property registrations covering the Developments. Any of the Company will be exclusively entitled to make applications for registration of all such rights, in the Company’s sole discretion, in any jurisdictions that the Company deems necessary. The Contractor’s obligations hereunder will continue after he ceases to be an employee, officer, director or Contractor of any Company respecting Developments created during the Contractor’s tenure with the Company. The Contractor will be reimbursed for any reasonable expenses related to the work associated with this Article.

The Contractor agrees that he will not acquire any right, title or interest in or to the Confidential Information or the Developments, all of such right title and interest being owned by the Company.

4.4          The Contractor hereby waives in whole all moral rights and agrees never to assert any moral rights which the Contractor may have in the Developments, including, without limitation, the right to restrain or claim damages for any distortion, mutilation or other modification or enhancement of the Developments and the right to restrain, use or reproduce the Developments in any context and in connection with any product, service, cause or institution and the Contractor further confirms that the Company may use or alter any such Developments as the Company sees fit in its absolute discretion.

4.5          The provisions of this Article 4 shall survive termination of this Agreement.

ARTICLE 5 - TERM OF CONTRACT AND TERMINATION

5.1          The provision of the Services by the Contractor to the Company pursuant to the terms of this Agreement commences on April 23, 2018 and will continue until June 30, 2018, unless terminated earlier as provided in this section 5 of this Agreement (“Termination Date”).

5.2          This Agreement may be terminated by the Contractor upon one month prior written notice to the Company.

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5.3          This Agreement may be terminated by the Company upon one month prior written notice to the Contractor.

5.4          The Company may immediately terminate this Agreement, with no other obligations, upon default by the Contractor in the performance of any of its obligations under this Agreement.

5.5          In the event either party terminates this Agreement prior to the expiry of the term of this Agreement, upon receipt of all amounts provided for herein to the Contractor, the Contractor thereby releases and waives any and all claims, demands or debts which the Contractor has or any time hereafter can, shall or may have against the Company and its directors, officers or employees arising out of the provision of Services by the Contractor to the Company and the termination thereof.

ARTICLE 6 - REMUNERATION, EXPENSES AND OTHER PAYMENTS

6.1           For the term of this Agreement, the Company shall pay the Contractor $60 per hour for Controller activities and $105/hour for CFO activities.

Remuneration will be payable upon receipt of appropriately detailed invoices from the Contractor. In addition, the Company shall reimburse the Contractor for all reasonable pre-approved expenses incurred by the Contractor expressly for the provision of the Services. The Company will be no charge for travel costs to the Offices of the Company. Travel to other locations made at the specific request of the Company, and pre-approved, may be charged at the rates indicated above.

6.2           The Contractor shall establish and maintain adequate records of the time (i.e. time sheets) expended in connection with providing the Services.

6.3           Where this Agreement provides for reimbursement of expenses incurred by the Contractor expressly for the provision of the Services, the Contractor shall;

(a)	Establish and maintain books of account of any such expense incurred; and

(b)	Maintain invoices, receipts and vouchers for any such expenses greater than $15 (Canadian);

and the Company shall have free access at all reasonable times to such records, books of account, invoices, receipts and vouchers (including time records maintained pursuant to section 6.2 hereof) for the purposes of copying and/or auditing the same.

6.4          Within thirty days of receipt of an invoice therefore, the Company shall pay or reimburse the Contractor for all reasonable business expenses as pre-approved by the Company.

6.5          The Contractor shall whenever practical, but at least once per month, submit an invoice for expenses to be reimbursed with receipts or vouchers to verify all expenses.

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6.6          When made, the payments provided for in sections 6.1 and 6.4 herein shall be in complete discharge of any and all obligations of the Company to the Contractor in respect of the provision of Services arising out of this Agreement.

ARTICLE 7 - CONSIDERATION

The Contractor agrees that he has received good, valuable and sufficient consideration for the covenants and agreements made by the Contractor in this Agreement.

ARTICLE 8 - GENERAL

8.1          This Agreement shall be construed and governed exclusively by the laws in force in the Province of Ontario and the laws of Canada applicable therein and, except as provided in Section 8.4, the courts of Ontario (and Supreme Court of Canada, if necessary) shall have exclusive jurisdiction to hear and determine all disputes arising hereunder. Except as provided in Section 8.4, each of the parties hereto irrevocably attorns to the jurisdiction of said courts and consents to the commencement of proceedings in such courts. This Section shall not be construed to affect the rights of a party to enforce a judgment or award outside said province, including the right to record and enforce a judgment or award in any other jurisdiction.

8.2          The Contractor acknowledges and agrees that a breach of the Contractor’s obligations under this Agreement would result in damages to the Company that could not be adequately compensated for by a monetary award. Accordingly, in the event of any such breach by the Contractor, in addition to all other remedies available to the Company at law or in equity, the Company shall be entitled as a matter of right to apply to a Court of competent jurisdiction for such relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this Agreement.

8.3           Each of the parties to this Agreement shall at the request of any other party, and at the expense of the Company, execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement.

8.4          This Agreement shall enure to the benefit of and be binding upon the parties hereto, their permitted assigns and their personal representatives, administrators, heirs and successors.

8.5           Failure by any party hereto to insist in any instance upon the strict performance of any one of the covenants contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by any party hereto of any such covenant shall be deemed to have been made unless expressed in writing and signed by the waiving party.

8.6           The unlawfulness or invalidity or unenforceability of any provision in this Agreement or of any covenant herein contained on the part of any party shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained.

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8.7           No term or provision hereof may be amended or added except by an instrument in writing signed by all of the parties to this Agreement.

8.8           In the event of any conflict between the provisions of this Agreement and any other agreement, verbal or otherwise, between the Company and the Contractor, the provisions of this Agreement shall prevail and govern to the extent permitted by law. The Company and Contractor agree to promptly amend any such other agreements to in order to resolve such conflict in favor of the provisions of this Agreement.

8.9          This Agreement may be executed in several counterparts (including by fax), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.

Ehave, Inc.

		Per:	/s/ Prateek Dwivedi
Per:	/s/ Dianne Parsons		Prateek Dwivedi
	Dianne Parsons	Title:	CEO

Date:	April 23, 2018	Date:	April 23, 2018

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Appendix A

Contractor Scope of Work / Services

Controller activities:

Maintain all the necessary reporting to the banks and backup system reports

Maintain the company bank balance and remain cognizant of outstanding checks

Approve invoices that need to be paid

Read and review any documentation attached to checks for approval and accuracy sake

Follow up with customers that are over 45 days old

Make sure all financial statements and tables are correct and precise

Make sure that the owner of the company receives the company bank statement unopened

Reconcile all bank statements and monthly financial reports

Prepare monthly sales and use tax returns

Prepare projections annually and update monthly with actual figures

The controller must coordinate with the auditors and be prepared to surrender documentation if called upon

Coordinate and prepare any schedules required for tax returns

Maintain the renewals on company insurance

CFO activities:

Strategic direction of Accounting and Finance functions

Creating and enforcing accounting and finance policies, procedures, and internal controls

Recommendations and corrections with the purpose of ensuring the integrity of financial reports

Managing and overseeing independent auditors

Collaborating with CIO/CTO on technological changes

Overseeing financial system upgrades and changes

Relating with investors

Mitigating business risks

Managing insurance and other financial protections

Retaining, hiring and training accounting and finance

Performing responsibilities for Human Resources

CFO roles/responsibilities may include additional functions.

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